Susan J. Thomas

Secretary

Suite 2411

One American Road

Dearborn, MI  48126

(313) 594-9876

February 17, 2016

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention: Katherine Hsu and Arthur Sandel

Re:                                                           Ford Credit Auto Lease Two LLC

CAB East LLC

CAB West LLC

Amendment No. 2 to Registration Statement on Form SF-3

Filed February 17, 2016

File Nos. 333-208514, 333-208514-01 and 333-208514-02

Ladies and Gentlemen:

On behalf of Ford Credit Auto Lease Two LLC (the “depositor”), CAB East LLC and CAB West LLC (collectively, the “registrants”), and in response to the letter dated February 11, 2016 from the staff of the Securities and Exchange Commission to David A. Webb, we submit the following response, together with Amendment No. 2 to the Registration Statement on Form SF-3.

In its letter, the staff made four comments, each of which relates to the ability of a noteholder to make a reallocation request and to exercise its right to dispute resolution.  Since all of the comments relate to these two topics and the interplay between them, we are providing a single, consolidated response that addresses each of the comments.  Page references in our response are references to the page numbers in the form of prospectus included in Amendment No. 2 to the Registration Statement on Form SF-3.

In comment 1, the staff notes that “a noteholder, including a beneficial owner, will make a reallocation request and exercise its right to dispute resolution through the indenture trustee.”  While this statement is correct for a reallocation request, it is not correct for the exercise of dispute resolution.  Each of these topics is discussed below.

For a reallocation request, a noteholder may make a request to the indenture trustee, and the indenture trustee is obligated to notify Ford Credit of the request, as disclosed on page 54 of the prospectus.  The obligation of the indenture trustee to notify Ford Credit of each request is in Section 6.16 of the Indenture.  This provision was added to the Indenture several years before the new Transaction Requirements under Form SF-3 were enacted in order to enable Ford Credit to satisfy its reporting obligations under Rule 15Ga-1.  As a result, we do not believe that notifying Ford Credit of a reallocation request made by a noteholder is a “request, demand or direction of a Noteholder” that can be refused by the indenture trustee, but rather is a specific, agreed-upon obligation of the indenture trustee to Ford Credit under the Indenture that is not subject to Section 6.2(f) of the Indenture.  Therefore, we do not believe that it is necessary to clarify Section 6.2(f) of the Indenture to exclude reallocation requests.  However, we do note that the addition of the 25% threshold in Section 6.2(f) of the Indenture is inconsistent with other provisions in the Indenture and the disclosure in our prospectus, so we have deleted this requirement.

For dispute resolution, however, a noteholder is not required to act through the indenture trustee as suggested by the staff’s comment, but rather can initiate dispute resolution directly with Ford Credit or the depositor.  This is disclosed on page 57 of the prospectus where we state that “the requesting party, including a noteholder, will have the right to refer to matter” to dispute resolution.  The following sentence goes on to state that “the requesting party” can start the proceeding according to the rules of the mediation or arbitration association.  This same language is also in Section 3.4 of the Exchange Note Sale Agreement.  Since a noteholder can initiate a dispute resolution directly with Ford Credit or the depositor, and is not required to act through the indenture trustee, the provisions of Section 6.2(f) of the Indenture do not limit the ability of a noteholder to exercise its right to dispute resolution.  Therefore, we do not believe it is necessary to revise the prospectus or the Indenture to clarify that a noteholder may direct the indenture trustee to refer a matter to dispute resolution.

We acknowledge that if a noteholder chooses not to act directly, and demands that the indenture trustee make a reallocation request and initiate dispute resolution proceedings in its capacity as indenture trustee, then the provisions of Section 6.2(f) of the Indenture would apply.  However, we believe this is reasonable because the indenture trustee should not be required to initiate and participate in litigation proceedings or other dispute resolution proceedings for which they may incur significant expense or liability without reasonable assurances about reimbursement and indemnification from the party demanding the indenture trustee to participate in those proceedings.  Nor do we believe that an indenture trustee would be willing to contractually agree to do so.  Therefore, we have not made any changes to Section 6.2(f) of the Indenture, other than to delete the 25% threshold as described above.

Finally, given that a noteholder may participate in dispute resolution directly and is not required to act through the indenture trustee, as well as the deletion of the 25% threshold in Section 6.2(f) of the Indenture as discussed above, we believe the clarifications suggested by the staff in comments 2, 3 and 4 are no longer relevant and no other revisions are necessary.  However, we have deleted the references in Section 3.3(a)(iii) of the Exchange Note Sale Agreement to “from the Owner Trustee or the Indenture Trustee” to make clear that Ford Credit and the Depositor will investigate any Reallocation Request that it receives, which is consistent with the disclosure on page 54 of the prospectus.

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Please call me at (313) 594-9876 if you have any questions about our response letter.

Sincerely,

/s/ Susan J. Thomas

Susan J. Thomas

cc:                                David A. Webb, Ford Credit Auto Lease Two LLC

Joseph P. Topolski, Katten Muchin Rosenman LLP